Westcore Trust

1290 Broadway, Suite 1100

Denver, CO  80203

April 19, 2016

Via EDGAR Correspondence

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Westcore Trust (the “Registrant”)
File Nos. 002-75677; 811-03373
Post-Effective Amendment No. 89

Dear Mr. Williamson:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral comments provided by you on April 12, 2016 to Post-Effective Amendment No. 89 (“PEA 89”), accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

The Registrant currently intends to make a 485(b) filing on April 28, 2016 containing its prospectuses and SAI that will be become automatically effective on April 29, 2016.

April 12, 2016 Staff Comments:  PEA 89 – General Comments

Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, consider applicability to similar disclosure found elsewhere. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing.  Please also include Tandy representations with your EDGAR correspondence regarding these comments.  Please include “r tags” in filings that contain revisions.

April 12, 2016 Staff Comments:  PEA 89 – Prospectus

1.         Staff Comment:  Please provide example copies of the completed “Annual Fund Operating Expenses” tables for the Funds which include the applicable fees and expenses to the SEC Staff prior to the Registrant’s next post-effective amendment.

Registrant’s Response:  The Registrant has included examples of the completed “Annual Fund Operating Expenses” tables as set forth below:

WESTCORE MIDCO GROWTH FUND

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Retail Class	Institutional Class
Shareholder Fees (fees paid directly from your investment)
Annual Account Maintenance Fee (for Retail Class accounts under $750)	$12.00	–
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%	0.65%
Distribution (12b-1) Fees	None	None
Other Expenses	0.38%	0.32%
Acquired Fund Fees and Expenses(1)	0.01%	0.01%
Total Annual Fund Operating Expenses	1.04%	0.98%
Fee Waiver and Expense Reimbursement(2)	0.00%	(0.08)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(1)	1.04%	0.90%

(1)

The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds). The operating expenses in this fee table may not correlate to the expense ratio in the Financial Highlights in this Fund’s prospectus because the Financial Highlights include only the operating expenses incurred by the Fund, not the indirect costs of investing in the Acquired Funds.

(2)

Denver Investments (the “Adviser”) has contractually agreed to waive certain investment advisory and/or administration fees and/or to reimburse other expenses from April 30, 2016 until at least April 30, 2017. The first waiver/reimbursement applies so that the ratio of expenses to average net assets, as reported in the Fund’s Financial Highlights, will be no more than 1.15% for the Fund’s Retail Class for such period. The second waiver/reimbursement applies so that Fund level Other Expenses for the Institutional Class will be in the same proportion as the Retail Class waivers/reimbursements. The third waiver/reimbursement applies so that the institutional class-specific Other Expenses are reimbursed. The Adviser has contractually agreed to waive/reimburse all of these class-specific Other Expenses, but only to the extent that the difference between the net Institutional Class and net Retail Class expense ratios, after applying the waiver/reimbursement, does not exceed 25 basis points. These agreements may not be terminated or modified prior to April 30, 2017 without the approval of the Board of Trustees.

WESTCORE FLEXIBLE INCOME FUND

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Retail Class	Institutional Class
Shareholder Fees (fees paid directly from your investment)
Redemption Fee (as a percentage of amount of shares redeemed or exchanged within 90 calendar days from their date of purchase)	2.00%	2.00%
Annual Account Maintenance Fee (for Retail Class accounts under $750)	$12.00	–
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.45%	0.45%
Distribution (12b-1) Fees	None	None
Other Expenses	0.53%	0.58%
Total Annual Fund Operating Expenses	0.98%	1.03%
Fee Waiver and Expense Reimbursement(1)	(0.13)%	(0.31)%
Total Annual Fund Operating Expense After Fee Waiver and Expenses Reimbursement	0.85%	0.72%

(1)

Denver Investments (the “Adviser”) has contractually agreed to waive certain investment advisory and/or administration fees and/or to reimburse other expenses from April 30, 2016 until at least April 30, 2017. The first waiver/reimbursement applies so that the ratio of expenses to average net assets, as reported in the Fund’s Financial Highlights, will be no more than 0.85% for the Fund’s Retail Class for such period. The second waiver/reimbursement applies so that Fund level Other Expenses for the Institutional Class will be in the same proportion as the Retail Class waivers/reimbursements. The third waiver/reimbursement applies so that the institutional class-specific Other Expenses are reimbursed. The Adviser has contractually agreed to waive/reimburse all of these class-specific Other Expenses, but only to the extent that the difference between the net Institutional Class and net Retail Class expense ratios, after applying the waiver/reimbursement, does not exceed 25 basis points. These agreements may not be terminated or modified prior to April 30, 2017 without the approval of the Board of Trustees.

2.         Staff Comment:  Please add the applicable date for the fee waiver agreement footnote.

Registrant’s Response:  The Registrant confirms that it has added the applicable date, April 30, 2017, to the fee waiver footnote.

3.         Staff Comment:  The fee and expense table for Westcore Growth Fund contains a line for acquired fund fees and expenses (“AFFE”) but disclosure in the principal investment strategies of the Fund does not include a discussion of investments in underlying funds.

Registrant’s Response:  The Registrant confirms that investment in underlying funds is not a principal strategy of the Fund and has removed the AFFE line from the fee table, as underlying fund fees and expenses are anticipated to be less than one basis point.

4.         Staff Comment:  If applicable, please include disclosure in footnote no. 2 under the “Annual Fund Operating Expenses” table in the Summary Section for the Fund indicating that the Adviser may recoup certain fees waived or expenses reimbursed under the terms of the contractual waiver.

Registrant’s Response:  Under the terms of its contractual arrangement with the Fund, the Adviser is not permitted to recoup any amounts that would cause the Fund’s expenses during the term of the contractual waiver to exceed the agreed-upon percentage.  Consequently, the Registrant does not believe that additional disclosure in footnote no. 2 is needed.

5.         Staff Comment:  Please confirm that the required risk/return bar charts will be presented in the 485(b) filing.

Registrant’s Response:  The Registrant confirms that the risk/return bar charts will be presented in the 485(b) filing.

6.         Staff Comment:  With respect to Westcore MIDCO Growth Fund, consider whether risk disclosure should reflect any unique risks for medium-sized companies, such as liquidity and market coverage.

Registrant’s Response:  The Registrant has revised principal risk disclosure to add the following risk factor:

“Small- and Medium-Sized Company Risk: The small- and medium-sized companies in which the Fund may invest may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, these small- and medium-sized companies may pose additional risks, including liquidity risk, because these companies tend to have limited product lines, markets and financial resources, and may depend upon a relatively small management group.  Small- and medium sized companies may be more thinly-traded than larger, more established companies.  These risks may be greater with respect to small cap companies.

7.         Staff Comment:  In the Summary Section for Westcore Select Fund, under the caption titled “Example,” please revise the sentence which states “[t]he Example also assumes that your investment has a 5% return each year and that the Fund’s total annual operating expenses remain the same….” to clarify that the Adviser’s agreement to waive the investment advisory and/or administration fees and/or to reimburse Fund level other expenses is reflected in the 1-year example.

Registrant’s Response:  The Registrant notes that the expense waiver and reimbursement agreement will be in place through April 30, 2017. Based on the fees and expenses for the Fund’s most recently completed fiscal year, the Fund does not expect to waive or reimburse any amounts during that period.  The Registrant believes it may be confusing to shareholders to state that the expense example for the first year contains waivers and/or reimbursements when the total annual operating expenses that is used in the calculation is below the level of the expense waiver/reimbursement amount. Therefore, the Registrant has not included disclosure in the Example reflecting a waiver or reimbursement.

8.         Staff Comment:  With respect to disclosure in Westcore Select Fund’s principal investment strategies which states that the Fund “invests primarily in the common stock of a limited number of medium-sized companies,” disclose how many companies may be in the Fund’s portfolio at any one time.

Registrant’s Response:  The Registrant has revised disclosure as follows:

“The Fund invests primarily in the common stock of a limited number of medium-sized companies (typically 20-35 under normal market conditions) that the portfolio management team believes possess a competitive advantage in the global marketplace, with the potential for high returns on capital and long-term growth.”

9.         Staff Comment:  With respect to Westcore Select Fund’s principal investment strategies, please clarify whether there are any position limits.

Registrant’s Response:  The Registrant confirms that there are no position limits.

10.       Staff Comment:  With respect to Westcore Select Fund and its principal investment strategy to invest in a limited number of medium-sized companies, consider disclosure regarding diversification risk.

Registrant’s Response:  The Registrant has added disclosure to Additional Investment Strategies and General Portfolio Policies as follows:

“When a Fund holds a limited number companies in its portfolio, an increase or decrease in the value of a single security held by a Fund may have a greater impact on a Fund’s net asset value and total return.”

11.       Staff Comment:  With respect to Westcore Small-Cap Growth Fund, please explain how the Russell 2000 Growth Index is an appropriate benchmark for a small-cap fund.

Registrant’s Response:  The SEC’s Frequently Asked Questions about Rule 35d-1 provide that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” See Frequently Asked Questions about Rule 35d-1, Question 6 (available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm). The Russell 2000 Growth Index measures the performance of the small-cap growth segment of the U.S. equity universe. It includes those Russell 2000 Index companies with higher price-to-value ratios and higher forecasted growth values.  The Russell 2000 Growth Index is constructed to provide a comprehensive barometer for the small-cap growth segment. The Index is periodically reconstituted to ensure larger stocks do not distort the performance and characteristics of the true small-cap opportunity set and that the represented companies continue to reflect growth characteristics.  As such, the Registrant believes the Russell 2000 Growth Index is generally considered to be a representation of the small-cap growth segment of the U.S. stock market and an appropriate benchmark for the Fund.

12.       Staff Comment:  With respect to Westcore Global Large-Cap Dividend Fund’s principal investment strategy to invest 80% of the value of its net assets in stocks of large dividend-paying companies, please clarify that the 80% of net assets includes any borrowings for investment purposes.

Registrant’s Response:  The Registrant has revised disclosure as follows:

“The Fund will invest, under normal circumstances, at least eighty percent (80%) of the value of its net assets, plus any borrowings for investment purposes, in stocks of large-cap dividend-paying companies, as measured at the time of purchase.”

13.       Staff Comment:  With respect to Westcore Global Large-Cap Dividend Fund’s principal investment strategies, please supplementally discuss why companies with a market capitalization of at least $5 billion are considered “large-cap” companies.

Registrant’s Response:  As discussed above in the response to Staff Comment No. 11, the SEC’s Frequently Asked Questions about Rule 35d-1 provide that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”  See Frequently Asked Questions about Rule 35d-1, Question 6.  The Fund’s benchmark index, the S&P 500 Index, is widely regarded as a leading gauge of large-cap U.S. equities.  A market capitalization of at least $5.3 billion is currently used for inclusion in the index.  As such, the Registrant believes that investment in companies with a market cap of at least $5 billion is appropriate for the Fund.

14.       Staff Comment:  With respect to Westcore Global Large-Cap Fund’s principal investment strategies, please also supplementally explain how a company being “domiciled” outside of the U.S. satisfies the “economically tied” test under Rule 35d-1.

Registrant’s Response:  The Registrant notes that the Fund’s use of the term “global” in its name is not subject to Rule 35d-1. Footnote 42 of the Rule 35d-1 adopting release made clear that when used in a Fund’s name, the term “global”…connote[s] diversification among investments in a number of different countries throughout the world” and is therefore not subject to Rule 35d-1.  Additionally, a “global” fund is to be accorded more flexibility in the way it describes how it will invest globally than a fund subject to Rule 35d-1. See ICI Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (June 4, 2012), available at http://www.ici.org/my_ici/memorandum/memo26215.  The Fund invests at least 40% of its net assets in stocks of foreign companies drawn from at least three different countries. The Fund believes that being domiciled outside of the United States, or with the principal trading market of their securities outside of the United States while not being the sole criteria, is clear indicia that at least some aspects of the company’s business is subject to non-U.S. jurisdiction and non-U.S. risks.  Among other factors, the Fund looks for foreign companies that have opportunities to be global leaders in an industry.

15.

Staff Comment:  With respect to Westcore Global Large-Cap Dividend Fund’s use forward currency contracts, please consider appropriate risk disclosure.  Additionally, please consider the observations of the Staff regarding derivatives-related disclosure as set forth in the letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Registrant’s Response:  The Registrant has revised the Fund’s principal investment strategies disclosure to remove the reference to forward currency contracts as the Fund does not intend to use such investments as a principal investment strategy.  The Registrant confirms it has reviewed the Staff’s July 30, 2010 letter to Karrie McMillan, Esq.

16.       Staff Comment:  With respect to Westcore Micro-Cap Opportunity Fund, consider whether additional risk disclosure is appropriate, such as liquidity or valuation risk, with respect to micro-cap investments.

Registrant’s Response:  The Registrant has reviewed its principal risk disclosure related to the Fund and has determined that such disclosure appropriately identifies the principal risks of investing in the Fund. As such, no disclosure changes have been made.

17.       Staff Comment:  With respect to Westcore Flexible Income Fund, please disclose any duration or maturity strategies.

Registrant’s Response:  The Registrant notes that there are no restrictions on the Fund’s portfolio with respect to duration and maturity.

18.       Staff Comment:  With respect to Westcore Flexible Income Fund, please disclose risks associated with the Fund’s investment in “structured products.”

Registrant’s Response:  The Registrant confirms that it has revised the Fund’s principal investment strategies disclosure to remove the reference to structured products as the Fund does not intend to use such investments as a principal investment strategy.

19.       Staff Comment:  With respect to Westcore Flexible Income Fund’s principal risks related to investment in interest rate futures, please disclose the corresponding investment strategies related to the use of such instruments.

Registrant’s Response:  The Registrant confirms that existing principal investment strategies disclosure reflects that the Fund may invest in interest rate futures to vary the Fund’s average-weighted effective maturity based on the portfolio management team’s forecast of interest rates.

20.       Staff Comment:  With respect to Westcore Plus Bond Fund’s stated investment strategy to invest primarily in investment grade debt securities, please consider balancing such disclosure against the Fund’s ability to invest up to 35% of its assets in junk bonds.

Registrant’s Response:  The Registrant has revised disclosure to include junk bond disclosure in closer proximity to the primary strategy to invest in investment grade debt securities as follows:

“The Fund invests ~~primarily~~ 65% or more of its assets in investment-grade debt securities –those rated in the top four rating categories by at least one nationally recognized rating agency, such as Moody’s or Standard & Poor’s (a “Rating Agency”). The dollar-weighted average quality is expected to be “Baa” or better. A “Baa” rating typically is the lowest of the four investment-grade categories. The Fund may invest up to 35% of its assets in below investment-grade securities, (also known as “junk” bonds), which are securities rated below investment-grade by a Rating Agency or are unrated and determined to be of comparable quality by the Adviser and may include bonds that are already in default.”

21.       Staff Comment:  With respect to Westcore Plus Bond Fund, please remove “but are not limited to” language in the Fund’s strategy to invest 80% of its net assets in bonds.

Registrant’s Response:  The Registrant has revised disclosure as follows:

“Bonds for purposes of this limitation include~~, but are not limited to ,~~ corporate bonds, convertible bonds, government and agency securities, mortgage-backed securities, asset-backed securities, structured securities and zero coupon bonds.”

22.

Staff Comment:  The Annual Report for Westcore Colorado Tax-Exempt Fund discusses economic considerations related to mining and natural resource plays in rural areas, and Puerto Rico debt implications.  Consider whether these should be identified as principal investment risks in the Fund’s prospectus.

Registrant’s Response:  The Registrant notes that while certain general economic factors may be relevant for discussion in the context of a shareholder report from time to time, such factors may not necessarily be appropriate to be identified as individual principal risks of the Fund.  For example, the discussion of the rural/metro impact of oil prices explored in the shareholder report is, in the view of the Registrant, a gloss on the principal risk called “State-Specific Risk,” which indicates that “. . . the performance of the Fund will be closely tied to the economic and political conditions in the state of Colorado,” and as a result, is adequately addressed within the current disclosure language in the prospectus.

With respect to Puerto Rico, as of the annual report dated December 31, 2015, the Fund had a small (less than 5%) exposure to these types of securities.  However, in light of the growing attention to this particular territory, the Registrant will revise its “Market Risk” disclosure to add two new, final sentences, as follows:

“ Market Risk: The Fund’s exposure to securities can regularly affect the Fund’s NAV and total return due to fluctuations in the overall movements in the markets. The financial crisis in the United States and many foreign economies over the past several years has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign.  These high degrees of volatility are most acute in circumstances where the issuer has financial difficulties, such as operational budgets that are structurally imbalanced, or has defaulted on or failed to make regularly scheduled payments.   Certain Puerto Rican issuers in which the Fund invests or may invest may have these difficulties.”

April 12, 2016 Staff Comments:  Statement of Additional Information (“SAI”) included in PEA 89 (“SAI PEA 89”)

23.       Staff Comment:  With respect to the additional fundamental investment limitations for the Funds contained in the SAI, please clarify whether the Funds may or may not make such investments.

Registrant’s Response:  The Registrant has revised disclosure as follows:

“Additional fundamental investment limitations for each Fund (except Westcore Growth Fund and Westcore Plus Bond Fund) are listed below.  The Funds may not:”

24.       Staff Comment:  The Staff notes language on page 2 of the SAI which reflects that where a security is insured by bond insurance, it shall not be considered a security issued or guaranteed by the insurer.  Please explain supplementally the rationale and how counterparty risk is considered and monitored with respect to debt securities covered by bond insurance.

Registrant’s Response:  The Registrant notes that the underlying credit quality of each issue held in each portfolio is fully analyzed for its creditworthiness based a number of factors unique to each such issue. The first level involves the full analysis of all relevant factors affecting the credit quality of the direct issuer. Additionally, some securities within the portfolio have a secondary layer of protection provided by bond insurance that may enhance the credit quality of the security. The level of additional protection provided by bond insurance is evaluated in conjunction with the credit quality of the direct issuer to reach a final credit decision on the value of each security owned. The presence of bond insurance from an acceptable insurer, without also fully evaluating the credit quality of the direct issuer, would rarely be considered sufficient to own a security. Credit concentrations are viewed primarily from the level of exposure to each issuer in the portfolio rather than exposure to each bond insurer.

25.       Staff Comment:  With respect to disclosure related to credit default swaps (“CDS”) on page 8 of the SAI, please revise disclosure to indicate that in cases where a Fund is the seller of a CDS, it will cover the full notional value of the position.

Registrant’s Response:  The Registrant confirms that in connection with credit default swaps in which the Fund is selling protection, the Fund will segregate or “earmark” liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).  The Registrant has revised disclosure as follows:

“As the seller, a Fund would effectively add leverage to its portfolio because, in addition to its total net assets, that Fund would be subject to investment exposure on the notional amount of the swap.  In connection with credit default swaps in which the Fund is selling protection, the Fund will segregate or “earmark” liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).”

26.       Staff Comment:  With respect to disclosure on page 15 of the SAI related to illiquid securities, please note that the Staff considers illiquid assets to be those assets that cannot be sold or disposed of in the ordinary course within seven days at approximately the value at which the Fund has valued the investment on its books.

Registrant’s Response:  The Registrant has revised disclosure to reflect the following:

The Funds consider illiquid securities to be those securities which the Adviser does not believe could be sold in an orderly transaction within seven business days at approximately the value at which they are being carried on a Fund’s books.”

The Registrant hereby acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (720) 947-5968.

Very truly yours,
/s/ Richard C. Noyes
Richard C. Noyes
Secretary of Westcore Trust

cc:        Jasper R. Frontz, Denver Investment Advisors LLC

            Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP